EXHIBIT 99.1

Galapagos and NovAliX enter into an integrated drug discovery collaboration

  Galapagos to transfer drug discovery and research activities in Romainville, France to NovAliX, a drug-discovery focused Contract Research Organization (CRO) based in Strasbourg, France
  NovAliX to assume Galapagos’ research capabilities, and Galapagos retains flexibility to access necessary expertise and resources through a five year-collaboration agreement
  Transaction in the context of Galapagos’ strategic reset announced in 2022; closing expected in July 2023

Mechelen, Belgium and Strasbourg, France; 30 March 2023, 22.01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) and NovAliX today announced a strategic collaboration in which Galapagos’ research and discovery capabilities and exclusively related employees based in Romainville, France, will be transferred to NovAliX, a drug discovery-focused Contract Research Organization. The agreement follows Galapagos’ renewed focus on its key therapeutic areas of oncology and immunology, and the strategic reorientation of the company into a fit-for-purpose research and development (R&D) organization which aims to accelerate innovation, reduce risks and shorten drug development timelines.

Under the terms of the agreement, NovAliX will acquire Galapagos’ drug discovery and research activities conducted in Romainville, France. As a result of the acquisition Galapagos’ employees in Romainville who are exclusively dedicated to the operation of these activities will be transferred to NovAliX who is dedicated to assuming all ongoing research and discovery activities in Romainville. In return, Galapagos is committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio. The financial impact is included in Galapagos’ previously announced 2023 cash burn guidance in the range of €380-420 million. The transaction is subject to customary closing conditions and is anticipated to close in July 2023.

“Last year, we announced our Forward, Faster strategy, and the strategic reorientation of our company into a fit-for-purpose R&D organization. In light of our renewed focus and our goal to safeguard the continued employment of our colleagues at our research site in Romainville, we are extremely pleased that we have come to an agreement with NovAliX,” commented Paul Stoffels1, CEO and Chairman of Galapagos. “I would like to thank our teams and NovAliX for their trust and commitment throughout the past several months to make this happen. I am confident that our transferred colleagues together with the teams at NovAliX will thrive and that they will continue to contribute to the future success of Galapagos as part of this long-term collaboration.”

“We are extremely pleased to enter into an integrated drug discovery collaboration with Galapagos. The acquisition of Galapagos’ drug discovery and research activities in Romainville, including its highly skilled team, is the perfect fit for NovAliX in order to complement our DNA-Encoded-Libraries database2 and cryo-EM3 driven discovery engine. It positions us as a key player in the field, offering the full scope of drug discovery capabilities and innovative technologies in kidney diseases, fibrosis and immunology, complementing our existing expertise in oncology and infectious diseases,” said Stephan Jenn, President of NovAliX. “This further demonstrates that we are executing on our growth strategy and our ambition to expand our service offering beyond early research. It highlights the evolution that is taking place in our sector, with the emergence of new partnership models between CROs and the biopharmaceutical industry to accelerate therapeutic innovation. We look forward to our long-term collaboration and to welcoming the Galapagos’ teams.”

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit glpg.com or follow us on LinkedIn or Twitter.

About NovAliX
NovAliX is a fully integrated drug discovery CRO supporting therapeutic programs from target identification to the delivery of preclinical candidates. NovAliX enables successful discovery programs through an award-winning team of medicinal chemistry and pharmacology scientists, and a variety of screening and characterization technologies, including an outstanding DNA-encoded library platform and a comprehensive portfolio of biophysical techniques, including an in-house cryo-EM facility. NovAliX’s presence in therapeutic areas now spans oncology, inflammation, fibrosis, and infectious and kidney diseases. For additional information, please visit www.novalix.com or follow us on LinkedIn and Twitter.

Contacts

Media Galapagos
Marieke Vermeersch
+32 479 490 603

Elisa Chenailler
+41 79 853 33 54
media@glpg.com

Media NovAliX
Leticia Ferreiro Mederos
+34 647 78 29 01
lferreiro@novalix.com

Juliette Schmitt
+44 1273 952 481
juliette@ala.associates

Investor Relations Galapagos Sofie Van Gijsel +1 781 296 1143 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements Galapagos
This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “focus,” “anticipate,” “expect,” “expectations,” “long-term,” “thrive,” “future,” “will,” “forward,” “goal,” “continue,” “renewed,” “aim,” “further,” “commitment,” “committed,” “perfect,” “collaboration,” “evolution,” “thrive,” “success,” “key” and similar expressions. These statements include, but are not limited to, statements regarding the transfer of our drug discovery and research activities and employees exclusively dedicated to these activities in Romainville (France), including with respect to the timing of the anticipated closing, statements regarding the collaboration between Galapagos and NovAliX, statements regarding our R&D plans, outlook and strategy, including progress on our immunology or oncology portfolio, and our SIK platform, and potential changes in such strategy, statements regarding our strategy (including our Forward, Faster R&D strategy), business plans, portfolio goals, and focus. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs, and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such statements. Such risks include, but are not limited to, the risks related to the transfer of our drug discovery and research activities and employees exclusively dedicated to these activities in Romainville (France) and the collaboration between Galapagos and NovAliX, including the risk that parties would be unable to complete the transaction within the currently foreseen timelines or at all, and the risk that our expectations regarding NovAliX’s future service performance for us could be incorrect, the inherent risks and uncertainties associated with target discovery and validation and drug discovery and development activities, risks related to our reliance on collaborations with third parties, the risk that the transaction will not have the currently expected results for our business and results of operations, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, the risks related to our strategic transformation (including our Forward, Faster R&D strategy), including the risk that we may not achieve the anticipated benefits of such transformation on the currently envisaged timeline or at all, and the risks and uncertainties related to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this press release, unless required by law or regulation.

1 Acting via Stoffels IMC BV
2 DNA-Encoded Libraries (DEL) is the principle of coding individual chemical transformations with DNA - paving the way for the rapid synthesis and screening of large collections of molecules (DNA-Encoded Libraries). Significant investments in the development of the DEL technology have contributed to enhancing the drug discovery process, especially in early phase discovery undertakings, such as target validation and hit identification.
3 Cryogenic electron microscopy (cryo-EM) is an electron microscopy (EM) technique applied to samples of proteins - cooled to cryogenic temperatures and embedded in an environment of vitreous water. Today this technology is used by several large pharmaceutical companies – NovAliX believes it is key to the discovery of novel molecules addressing targets previously not accessible by structure-based drug design.